Exhibit 1

Ellomay Capital Announces the Farm-in of 20% of the Participating Interests in the
Yitzchak Oil & Gas Exploration and Drilling License from Adira

Tel-Aviv, Israel, December 5, 2011 – Ellomay Capital Ltd. (NYSE Amex: ELLO) (“Ellomay” or the “Company”), announced today that Ellomay Oil and Gas 2011 LP, (“Ellomay Oil and Gas”) a limited partnership whose general partner is a wholly-owned subsidiary of Ellomay, entered into a Farm-out Agreement (the “Farm-out Agreement”) with Adira Energy Israel Ltd., an energy exploration company  for oil and gas in Israel (“Adira”), a wholly-owned subsidiary of Adira Energy Ltd. (TSXV: ADL, OTCBB: ADENF, FRANKFURT: AORLB8) for the farm-in of Ellomay Oil and Gas to 20% of the participating interests in the Yitzchak oil and gas exploration and drilling license in the Mediterranean sea (the “License”). The License covers a total area of approximately 127.7 square kilometers (or 31,555 acres) and is in relatively shallow water with depths between 60 and 250 meters.

As published by Adira, simultaneously with the execution of the Farm-out Agreement with Ellomay Oil and Gas, Adira entered into a farm-out agreement with the AGR Group (“AGR”) to farm-out 5% in the License to AGR as Lead Operator in accordance with Israeli regulations applying to an “Operator” with the continued involvement of Adira as co-operator and formalized a letter of intent with Brownstone Energy Inc. (“Brownstone”) in respect of the License, enabling the formal registration of Brownstone’s 15% participating interest in the Israeli Petroleum Registry. Following approval of the above mentioned farm-out arrangements, Adira will hold 60%; Ellomay Oil and Gas 20%; Brownstone 15%; and AGR 5% of the License (collectively the “License Owners”). The License Owners intend to negotiate a Joint Operating Agreement to regulate the commercial relationship in respect of the License.

Pursuant to the Farm-out Agreement, at the closing of the transactions contemplated by the Farm-out Agreement, Ellomay Oil and Gas will reimburse Adira for its proportionate share of the costs incurred by Adira to date of closing plus interest of LIBOR + 1%. This amount is currently expected to be approximately US$320,000. Ellomay Oil and Gas will also pay Adira a 3% overriding royalty interest (“ORRI”) on Ellomay Oil and Gas’s share of revenues from sold petroleum until repayment of Ellomay Oil and Gas’s expenditures in the work program plus interest of LIBOR + 1%, and 4.5% ORRI following such repayment.

In addition, follwing the closing of the transaction, each of Ellomay Oil and Gas and the other holders of the participating interests in the License will be required to bear and pay its respective share of all of the expenditures approved in relation to the License and to bear and pay its share of the carried interest with respect to AGR’s 5% participating interest (such payments will be reimbursed to Ellomay Oil and Gas by AGR from its proceeds for oil and gas attributed to its interest in the License).

Subject to professional assessments as to the prospects for successful exploration, Ellomay Oil and Gas further committed to finance its share of the anticipated expenditures in an amount of up to $2 million, less the amount that will be paid at closing as reimbursement of expenses. Thereafter, if Ellomay Oil and Gas does not contribute its share of expenditures in excess of such $2 million, then it will be permitted to sell its participating interest to a third party and, if not sold, its holdings in the License would be diluted pro rata to the total expenditures in connection with the License.

 Subject to the terms and conditions set out in the Farm-out Agreement, in the event Adira solicits a strategic investor into the License, Ellomay Oil and Gas will reduce its participating interests pro rata to the entry of such investor.

The closing of the Farm-out Agreement is subject to certain closing conditions, including the receipt of approval of the Israeli Petroleum Commissioner, the approval of Brownstone to the assignment of the participating interests and the execution of a Joint Operating Agreement with respect to the License.

Shlomo Nehama, Chairman of Ellomay, stated that “the entry into the partnership with Adira in the Yitzchak license represents a significant addition to Ellomay’s portfolio. It is a license in an advanced enough stage as far as the probability of finding natural resources is concerned and in an early enough stage to still create value for our shareholders. We continue to search for suitable investment opportunities in the oil and gas exploration field in Israel, and we view Adira and the other holders of participating interests as high-quality partners that suit Ellomay for a project of this scale.”

The Company cannot at this stage estimate whether or when the approval of the Israeli Petroleum Commissioner will be obtained or whether any of the other closing conditions will be fulfilled.

Non-Extension of the Aviah, Qeren, Ruth D and Alon E Licenses

Following previous reports by Ellomay of the entry into contracts to acquire participating interests in the Aviah, Qeren, Ruth D and Alon E drilling licenses, transactions which were not consummated up to this date, Ellomay further announced that the Israeli Petroleum Commissioner published its decision not to extend the terms of all such licenses. Ellomay cannot at this stage estimate or foresee which actions will be taken by the current owners of these licenses as a result of such decision, if any, and what effect these actions will have on the likelihood of the consummation of the transactions.

About Ellomay Capital

Ellomay Capital is an Israeli public company whose shares are listed on the NYSE Amex stock exchange, which focuses its business in the energy and infrastructure sectors worldwide and is chaired by Mr. Shlomo Nehama, former Chairman of Bank Hapoalim. Ellomay Capital’s assets include ten photovoltaic plants in Italy with an aggregated capacity of approximately 11 MW and holdings in Dorad, Israel's largest private power plant, which is currently under construction and is expected to produce approximately 800MW, representing about 8% of Israel’s current electricity consumption.

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this press release regarding our plans and objectives of management are forward-looking statements.  The use of certain words, including the words “plan,” “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by our forward-looking statements, including, but not limited to, delays in or failure to obtain the approval of the Israeli Petroleum Commissioner for the transaction. These and other risks and uncertainties associated with our business are described in greater detail in the filings we make from time to time with Securities and Exchange Commission, including our Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:
Kalia Weintraub
CFO
Tel: +972 (3) 797-1111
Email: kaliaw@ellomay.com